Cellectis S.A. 8, rue de la Croix Jarry 75013 Paris, France

September 25, 2017

Correspondence Filing via EDGAR Submission

Mr. Chris Edwards

Ms. Erin Jaskot

Office of Healthcare & Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cellectis S.A.
Form 20-F for Fiscal Year Ended December 31, 2016
Filed March 23, 2017
File No. 001-36891

Dear Mr. Edwards and Ms. Jaskot:

On behalf of Cellectis S.A. (the “Company”), I acknowledge that the Company has received the letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission dated September 12, 2017 relating to the Company’s aforementioned Form 20-F, which requested that the Company respond to the Staff’s comment within ten business days.

On September 22, 2017, Boris Dolgonos of Jones Day, the Company’s outside counsel, contacted the Staff on behalf of the Company to request that the Company be provided with additional time to respond to the Staff’s comment. Mr. Dolgonos has informed me that the Staff agreed to accommodate the Company’s request and provided an extension through October 10, 2017.

On behalf of the Company, I confirm that the Company will submit its response to the Staff’s comment no later than October 10, 2017.

* * * *

If you have any questions in connection with the foregoing, please contact me by telephone at +33 (0)7 76 98 70 74 or by e-mail at marie-bleuenn.terrier@cellectis.com.

Very truly yours, Cellectis S.A.

By:	/s/ Marie-Bleuenn Terrier
Marie-Bleuenn Terrier
General Counsel

cc:	André Choulika

Chief Executive Officer, Cellectis S.A.

Boris Dolgonos

Jones Day